QuickLinks -- Click here to rapidly navigate through this document

Issuer Free Writing Prospectus dated April 10, 2014
(Related to Preliminary Prospectus dated April 7, 2014)
Filed Pursuant to Rule 433
Registration No. 333-194843

voxeljet AG

This Free Writing Prospectus relates to the public offering of American Depositary Shares of voxeljet AG and should be read together with the preliminary prospectus dated April 7, 2014 that was included in Amendment No. 1 to the Registration Statement on Form F-1 (Registration No. 333-194843) relating to this offering of our American Depositary Shares before making a decision in connection with an investment in the American Depositary Shares.

This Free Writing Prospectus sets forth revised disclosures under the following captions of the preliminary prospectus dated April 7, 2014:

    •
    Prospectus Summary—The Offering;

    •
    Use of Proceeds;

    •
    Dilution; and

    •
    Principal and Selling Shareholders.

References to "voxeljet," "Company," "we," "us" and "our" are used in this Free Writing Prospectus in the same manner as in the preliminary prospectus dated April 7, 2013.

The Offering

American Depositary Shares offered:
By voxeljet AG	3,000,000 ADSs
ADSs to be outstanding immediately after this offering	10,475,000 ADSs
Ordinary shares to be outstanding immediately after this offering	3,720,000 ordinary shares
Offering price	$15.00 per ADS
Over-allotment option	450,000 ADSs offered by the selling shareholders
The ADSs	Each ADS represents one-fifth of an ordinary share.

The depositary will hold the ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement. You may cancel your ADSs and withdraw the underlying ordinary shares. The depositary will charge you fees for, among other acts, any cancellation. In certain limited instances described in the deposit agreement, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the terms of the deposit agreement then in effect.

To better understand the terms of the ADSs, you should carefully read "Description of American Depositary Shares" in this prospectus. You should also read the deposit agreement, which is an exhibit to the Registration Statement that includes this prospectus.
Depositary	Citibank, N.A.
Custodian	Citigroup Global Markets Deutschland AG
Use of proceeds
We expect to receive total estimated net proceeds from this offering of approximately $41.4 million, after deducting the underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds of this offering for the following purposes: research and development initiatives, sales and marketing initiatives, potential further expansion of our on-demand parts service center in Europe and the establishment of new on-demand parts service centers in North America and Asia and general corporate purposes, including without limitation, potential acquisitions. See "Use of Proceeds" in this prospectus.
We will not receive any proceeds from the sale of ADSs offered by the selling shareholders, if any.

Dividend policy	Neither we nor our predecessor entity, Voxeljet Technology GmbH, have ever declared any cash dividends on our ordinary shares, and we have no present intention of declaring or paying any dividends in the foreseeable future.
Risk factors
You should carefully read the information set forth under "Risk Factors" beginning on page 13 of this prospectus and the other information set forth in this prospectus before deciding to invest in the ADSs.
New York Stock Exchange Symbol	VJET

Unless otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option.

 USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $41.4 million, based on the public offering price of $15.00 per ADS.

If the underwriters' over-allotment option is exercised in full, we estimate the selling shareholders will receive net proceeds of approximately $6.4 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the selling shareholders, which will be approximately $20,000. We will not receive any proceeds from the sale of ADSs by the selling shareholders. See "Principal and Selling Shareholders" and "Underwriting."

We intend to use the net proceeds of this offering for the following purposes: research and development initiatives, sales and marketing initiatives, potential further expansion of our on-demand parts service center, the establishment of new on-demand parts service centers in North America and Asia and for general corporate purposes, including without limitation, potential acquisitions.

The foregoing represents our current intentions with respect to the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds. With respect to our intent to use the proceeds of this offering for potential acquisitions, at this time we have no agreements, arrangements or understandings in place with respect to any potential acquisitions and have not specifically identified any potential acquisition targets. The occurrence of unforeseen events or changed market and business conditions could result in the application of the net proceeds of this offering in a manner other than as described above. Pending our use of the net proceeds as described above, we may invest the net proceeds in short-term bank deposits or invest them in interest-bearing, investment-grade securities.

 DILUTION

If you invest in our ADSs in this offering, your interest will be diluted immediately to the extent of the difference between the public offering price per ADS and the pro forma net tangible book value per ADS after this offering. Dilution results from the fact that the public offering price per ADS is substantially in excess of the net tangible book value per ADS attributable to our existing shareholders for our ordinary shares that will be outstanding immediately prior to the closing of this offering. We calculate net tangible book value per ordinary share by dividing the net tangible book value (total assets less intangible assets and total liabilities) by the number of outstanding ordinary shares. For purposes of illustration, the following discussion assumes that all of our outstanding shares both before and after this offering are in the form of ADSs, each representing one-fifth of an ordinary share. Dilution is determined by subtracting net tangible book value per ADS from the public offering price per ADS.

Our net tangible book value as of December 31, 2013 was approximately $62.5 million, or $4.00 per ADS. After giving effect to the sale by us of our ADSs in this offering at the public offering price of $15.00 per ADS, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2013 would have been approximately $103.9 million, or $5.58 per ADS. This amount represents an immediate increase in our pro forma net tangible book value of $1.58 per ADS to our existing shareholders and an immediate dilution of $9.42 per ADS to new investors purchasing our ADSs in this offering at the public offering price.

The following table illustrates this dilution per ADS:

		Per ADS (in $)
Public offering price		$15.00

Net tangible book value before the change attributable to investors purchasing ADSs in this offering	$4.00
Increase in net tangible book value attributable to investors purchasing ADSs in this offering	1.58

Pro forma net tangible book value after giving effect to this offering		5.58

Dilution to new investors		$9.42

The following table summarizes on a pro forma basis, as of December 31, 2013, the differences between the shareholders as of December 31, 2013 and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid by existing shareholders and by investors participating in this offering at the public offering price of $15.00 per ADS, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Ordinary Shares Purchased		Total Consideration
					Average Price per Ordinary Share	Average Price per ADS
	Number	Percent	Amount	Percent
			(in $)		(in $)	(in $)
Existing shareholders	3,120,000	83.9%	$99,464,655	68.9%	$31.88	$6.38
New investors	600,000	16.1%	$45,000,000	31.1%	$75.00	$15.00

Total	3,720,000	100.0%	$144,464,655	100.0%	$38.83	$7.77

If the underwriters exercise their option to purchase additional ADSs in full, our existing shareholders would own 15,150,000 ADSs, or 81.5%, in the aggregate, and our new investors would own 3,450,000 ADSs, or 18.5%, in the aggregate, of the total number of ADSs outstanding after this offering.

To the extent that we grant options or other equity awards to our employees or members of our management or supervisory boards in the future, and those options or other equity awards are exercised or become vested or other issuances of our ordinary shares are made, there will be further dilution to new investors.

 PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information, as of March 1, 2014, regarding the beneficial ownership of our ordinary shares: (i) immediately prior to the consummation of this offering and (ii) as adjusted to reflect the sale of our ADSs in this offering, for:

    •
    members of our supervisory board;

    •
    members of our management board;

    •
    members of our supervisory and management boards as a group;

    •
    each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares as of March 1, 2014; and

    •
    each selling shareholder.

The column entitled "Ordinary Shares Beneficially Owned Prior to the Offering — Percent" is based on 3,120,000 ordinary shares outstanding as of March 1, 2014. The columns entitled "Ordinary Shares Beneficially Owned After the Offering — Excluding Exercise of Over-Allotment — Percent" and "Ordinary Shares Beneficially Owned After the Offering — Including Exercise of Over-Allotment — Percent" are both based on 3,720,000 ordinary shares to be issued and outstanding immediately after the closing of this offering.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of March 1, 2014, including through the vesting of deferred share awards, exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Unless otherwise indicated, the business address of each such person is c/o voxeljet AG, Paul-Lenz Straße 1, 86316 Friedberg, Germany.

			Ordinary Shares Beneficially Owned After this Offering
	Ordinary Shares Beneficially Owned Prior to this Offering
			Excluding Exercise of Over-Allotment		Including Exercise of Over-Allotment
5% Shareholders and Members of our Supervisory and Management Boards
	Number(1)	Percent(1)	Number	Percent	Number	Percent
Franz Industriebeteiligungen AG(2)	274,625	8.8%	274,625	7.4%	259,415	7.0%
Startkapital-Fonds Augsburg GmbH(3)	274,625	8.8%	274,625	7.4%	259,415	7.0%
AleSta Beteiligungs GmbH(4)	203,125	6.5%	203,125	5.5%	191,875	5.2%
Technologie Beteiligungsfonds Bayern GmbH & Co. KG(5)	183,625	5.9%	183,625	4.9%	173,455	4.7%
Dr. Ingo Ederer(6)	612,645	19.6%	612,645	16.5%	578,715	15.6%
Rudolf Franz(7)	274,625	8.8%	274,625	7.4%	259,415	7.0%
Prof. Dr. Joachim Heinzl	76,375	2.4%	76,375	2.1%	72,145	1.9%
Peter Nietzer	0	—	0	—	0	—
Dr. Stefan Söhn	0	—	0	—	0	—
All Members of our Supervisory and Management Boards as a Group (5 persons):	963,625	30.9%	963,625	25.9%	910,275	24.5%

*
Represents beneficial ownership of less than one percent (1%) of our outstanding ordinary shares.

(1)
Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.

(2)
Rudolf Franz and Bärbel Franz are the Managing Directors of Franz Industriebeteiligungen AG and have shared power to vote, hold and dispose of the shares held by it. Bärbel Franz is the spouse of Rudolf Franz. The address for Franz Industriebeteiligungen AG is Am Silbermannpark 1b, 86161 Augsburg, Germany. Prior to our initial public offering, Franz Industriebeteiligungen AG was the beneficial owner of 16.9% of our outstanding ordinary shares.

(3)
Marcus Wagner is the managing director of Startkapital-Fonds Augsburg GmbH and has the sole power to vote, hold and dispose of shares held by it. The address for Startkapital-Fonds Augsburg GmbH is Stettenstraße 1, 86150 Augsburg, Germany. Prior to our initial public offering, Startkapital-Fonds Augsburg GmbH was the beneficial owner of 16.9% of our outstanding ordinary shares.

(4)
Alexander Stärker is the managing director of AleSta Beteiligungs GmbH and has the sole power to vote, hold and dispose of shares held by it. The address for AleSta Beteiligungs GmbH is Brunnenlechgaesschen 1, 86161 Augsburg, Germany. Prior to our initial public offering, AleSta Beteiligungs GmbH was the beneficial owner of 12.5% of our outstanding ordinary shares.

(5)
Technologie Beteiligungsfonds Bayern Verwaltungs GmbH is the general partner of Technologie Beteiligungsfonds Bayern GmbH & Co. KG. Roman Huber and Dr. Georg Ried are the managing directors of Technologie Beteiligungsfonds Bayern Verwaltungs GmbH and have shared power to vote, hold and dispose of the shares held by it. The address for Technologie Beteiligungsfonds Bayern GmbH & Co. KG is Ländgasse 135 a, 84028 Landshut, Germany. Prior to our initial public offering, Technologie Beteiligungsfonds Bayern GmbH & Co. KG was the beneficial owner of 11.3% of our outstanding ordinary shares.

(6)
Prior to our initial public offering, Dr. Ingo Ederer was the beneficial owner of 37.7% of our outstanding ordinary shares.

(7)
Consists entirely of ordinary shares held by Franz Industriebeteiligungen AG.

As of March 1, 2014, there were seven holders of record entered in our share register. Citibank, N.A., the depositary, is a U.S. resident and the holder of record of the ordinary shares that underlie our ADSs. Each ADS represents one-fifth of an ordinary share. As of March 1, 2014, Citibank, N.A. held 1,495,000 ordinary shares representing 47.9% of the issued share capital at that date. Other than Citibank, N.A., we do not believe that any of our other holders of record is a U.S. resident. The number of holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

None of our shareholders will have different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

 STATEMENT REGARDING THIS FREE WRITING PROSPECTUS

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: (1) Piper Jaffray & Co. at toll-free 800-747-3924 or by email at prospectus@pjc.com; or (2) Citigroup Global Markets Limited at toll-free 800-831-9146.

QuickLinks

USE OF PROCEEDS
DILUTION
PRINCIPAL AND SELLING SHAREHOLDERS
STATEMENT REGARDING THIS FREE WRITING PROSPECTUS